PRELIMINARY OFFERING CIRCULAR DATED October 18, 2018, SUBJECT TO COMPLETION

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

TEXAS GULF ATLANTIC

SERVICES CORPORATION

A Texas Corporation

Public Offering

of

4,000,000 shares

of its Common Stock-A

No Minimum Purchase Applies

For the Advancement of Industrial Water Purification Technology and Equipment Development by its TGA Hydro Services Division

Thomas H. Johnson, President

Texas Gulf Atlantic Services Corporation

7940 North Glen Drive, suite 4081

Irving, Texas 75063

Telephone: 214-242-8961

Email: thjohnsoniii@yahoo.com

(2.)

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AND INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE SPECULATIVE SECURITIES AND INVESTMENT IN THE COMPANY’S STOCK INVOLVES SIGNIFICANT RISK.  YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.  SEE THE “RISK FACTORS” BEGINNING OF PAGE 5 OF THIS OFFERING CIRCULAR.

______________________________________________________________________________

(3.)

(4.)

Summary

This offering summary highlights information contained and shown elsewhere on our website http://texasgulfatlantic.com/tga-hydro-services-division/ and does not contain all of the information that investors should consider in making their investment decisions. Before investing in the Company’s Common Stock, investors should carefully read this entire offering circular, including the Company’s financial statements and related notes. Investors should also consider, among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

Texas Gulf Atlantic Services Corporation (hereinafter Texas Gulf Atlantic) is an Emerging Growth Company, pursuant to the JOBS Act of 2012.  It was founded in 2014 by its owner and chief executive officer, Thomas H. Johnson, who has been an international business consultant for 45 years providing consulting services to his clients in the U.S., Caribbean basin and African continent.  The focus of the corporation is to seek out new cutting-edge technology with the ultimate intent to employ it in the purification of fresh water for human and livestock consumption as well as for the recycling of fresh water needed in fracking operations in the oil and gas drilling industry.

The company intends to build and distribute machinery that purifies water without the usual expense of chemical treatment through a new process utilizing the science of physics called cavitation.  We believe that there is enormous growth potential in this industrial area for those companies who have the technology and can gear up to accommodate the demand.  We are keenly aware of the factorial needs of this industry which has become the basis for the issuance of 4 million shares of our common stock.

Texas Gulf Atlantic’s common stock is offered as a Tier 1 (one) qualified offering pursuant to Regulation A of the Securities and Exchange Act of 1933 conducted on Form S-1 or its equivalent.

(5.)

RISK FACTORS

1.)Texas Gulf Atlantic although doing its due diligence research over the last four years has no significant operating history as of the date of this offering circular relative to alternative water purification, our total assets consist of a nominal amount of cash. Although we have identified the potential opportunities there is no assurance that we will achieve our business objectives.

2.)If we raise substantially less than the maximum offering amount for our common stock issuance we may not be able to facilitate the purchase of certain patents, acquire long-term licensing rights for the technology, or construct water bottling facilities as noted in this offering circular.

3.)The common stock offering of Texas Gulf Atlantic focuses on our licensing water purification technology of our scientific laboratory associates. The risk factors of the purification technology appear to be those associated predominantly with competition in the marketplace.  Our technology is a non-chemical-based technology, however, its major competitor in the marketplace is technology that is based upon chemical purification technology which has been firmly in place for approximately 90 years. The downside for achieving success is that most municipal drinking water is purified by water departments incorporating the injection of a chemical compound, Chloramine, into the potable public drinking water for most US municipalities.  Chloramine, which is a compound consisting of Chlorine and Ammonia, kills bacteria and other contaminants in drinking water.

4.)A lesser yet additional risk factor involves rapid growth.  The ability to produce machinery on a timely basis to meet the demand for the needs of water purification around the world that we presently see in the global marketplace can be a blessing or curse.  If we have the capital to gear up to succeed in meeting those production demands and deliver machines on time we will undoubtedly become successful, if we stumble and do not meet the global demand it will threaten our survival.

(6.)

5.)Our Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

6.)The interests of shareholders may be hurt because we can issue shares of our common stock to individuals or entities that support existing management with such issuances serving to enhance existing management’s ability to maintain control of our Company.

7.)Our president owns 51% of the voting common stock in the company, in his position he decides all corporate activities and can approve all transactions, including mergers, without the approval of other shareholders.

8.)Purchases of Texas Gulf Atlantic Common Stock-A are non-refundable regardless of whether the Offering is fully subscribed

Dilution

Shareholders stock may be diluted significantly because of the issuance of additional shares of our common stock.  Thomas H. Johnson, the CEO of Texas Gulf Atlantic Services Corporation has contributed approximately $60,000 in capital to the company’s operational budget since its founding in 2014.  In exchange the company has assigned 5,100,000 shares of the company’s common stock-A units in exchange for the in-kind contribution to the corporation of $51,000.   This transaction is considered a private placement of restricted shares of the company’s common stock that are not available for public offering pursuant to section 4(a)(2) of the Securities and Exchange Act of 1933.   The purchase amount for these private shares potentially dilutes the value of the investors shares initially by 55%.  Thus, we estimate that the initial $1.00 share value due to the private 4(a)(2) transaction dilutes the value of the investors share of Texas Gulf Atlantic Common Stock-A by an estimated 99% to approximately .013 cents.

(7.)

Plan of Distribution and Selling of the Securities

(a.)The Offering will terminate at the earlier of: (1) the date at which 4,000,000 Shares has been sold, (2) the date which is one year after this Offering being qualified by the SEC or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion.

(b.)No underwriters have been designated as of yet, however, the underwriters are not required to sell any specific number or dollar amount of securities but will use their best efforts to sell the securities offered.  The compensation for their effort is expected to be in the normal underwriters range of from 3-7%.

Delivery of Offering Circular in Electronic Form Only

(c.)After the qualification date and prior to or concurrently with the delivery of any written offer to purchase our shares, the Underwriter and Co-Manager, RIA or Portal through which you invest in this Offering will provide you with a copy of the final Offering Circular by (i) electronic delivery by email; or, (ii) the uniform resource locator, or the URL, to where the final Offering Circular may be accessed on the SEC’s Electronic Data Gathering, Analysis and Retrieval System, or EDGAR.   If a Prospective Shareholder receives the preliminary Offering Circular, the soliciting dealer will deliver to such Prospective Shareholder, either electronically or via the EDGAR URL, the final Offering Circular at least 48 hours before such investor will be permitted to acquire our Offered Shares.

(8.)

Use of Proceeds

Patent Securitization

The capital raised by this issuance of common stock will be used to assist in the securing of patent rights for the technology partners of Texas Gulf Atlantic, Verdant Water Solution, LLC, in exchange for long-term multi-year licensing agreements from those partners for the right of Texas Gulf Atlantic to utilize the new technology for industrial water purification.  The technology licenses are related to a process called cavitation which is an advanced non-chemical purification process of destroying bacteria in water for human consumption.

Subsidizing existing production facilities

Funds will also be injected into the production area to assist our partners on an as need basis in producing specialized purification machinery.  Some of these units will be built specifically for contracts to purify water for recycling in the oil and gas drilling industry where continuous access to fresh water for shale oil and gas drilling are difficult to attain due to the contamination that is a byproduct of the drilling process.

Bottled Water Facility

Additional capital will be set aside to procure a water bottling facility and office space to oversee the production of bottled water using the cavitation purification process.  Other units will be fabricated in various sizes for smaller livestock ponds, rural sites around the world that are the sources for local drinking water, all the way up to municipal drinking water departments that require hundreds of millions of gallons per day for human consumption.

Our Targeted Areas of Industrial Potential Include

1.)large and small municipalities, water works departments

2.)the oil and gas drilling industry, fresh water recycling

3.)global markets around the world facing fresh water crises.

4.)bottled drinking water for the US Government Emergency Agencies

Our Budget of $4 Million Dollars is spread over five years at approximately $655 thousand annually.  We believe that it will give our company the longevity necessary to penetrate two major industry growth areas in need of our technology.

(9.)

Realities regarding fresh water in the global marketplace

First, the purification of contaminated fresh water for recycling at oil and gas fracking sites is estimated to be a $3 to $5 billion-dollar industry and our company with additional capital will be positioned to take advantage of the demand to provide an alternative to the expensive fresh water that companies are now required to buy at a high expense per gallon.  The second area with potential is also a multibillion-dollar market and that is providing our purification technology to municipalities inside and outside the United States.  The third area is worth several million dollars annually and that is the need of providing bottled water to the US government for its various emergency agencies.

Other foreign markets have taken their fresh water sources for granted and the consequences of neglect are beginning to turn the access to fresh water into a potentially dire situation as water is the basis for all living things.  It is becoming an extremely limited and valuable commodity.  Thus, it is beneficial to our company that we are developing this technology with our engineers at a time that it is becoming politically recognized as a crucial issue for nations to consider as a priority around the world. We estimate that our company could conservatively generate a gross of $120 million dollars per year by year three by simply gearing up to service the contaminated water in the oil fields of North America.

The cash infusion into our company Texas Gulf Atlantic, which is spread out by loose associations of talented individuals involved in water purification around the United States, will allow it to pull all of the assets of this association, including sales, research, and production all together into a much tighter organization with a regular payroll under the banner of Texas Gulf Atlantic.  The consolidation of those loose associations we feel will be more beneficial and prove to be profitable to the company and its shareholders as well.

(10.)

Texas Gulf Atlantic Services Corporation five-year budget

for

TGA Hydro Services Water Purification Development

Annual Budgets

	2019	2020	2021	2022	2023
Patent/Licensing	75,000	75,000	75,000	75,000	75,000
Bank Charges	15,000	15,000	15,000	15,000	15,000
Contract Labor	600,000	600,000	600,000	600,000	600,000
Insurance	65,000	65,000	65,000	65,000	65,000
Research/technology	250,000	250,000	250,000	250,000	250,000
Maintenance	75,000	75,000	75,000	75,000	75,000
Supplies	85,000	85,000	85,000	85,000	25,000
Utilities	25,000	25,000	25,000	25,000	25,000
Taxes	50,000	50,000	50,000	50,000	50,000
Telephone	25,000	25,000	25,000	25,000	25,000
Vehicle Expense	55,000	55,000	55,000	55,000	55,000
	$655,000	$655,000	$655,000	$655,000	$655,000

Collected	$4,000,000	
Commissions and fees	875,000	
Expenses	3,125,000	for five years
Total Expense	$4,000,000	for five years

(11.)

Description of the Business

Our mission and objectives are to convince major municipalities to incorporate our non-chemical-technology into the purification of their public water supply.   Our technology does the same thing as the routine chemical-based technology in destroying all bacteria in the potable water that people use from the tap to drink and to bathe; however, ours does not employ chemicals to kill bacteria, it is accomplished through a concept of physics called cavitation.  The technology that we will use also removes all chemical taste while providing simply pure unadulterated, H20, water.

Lake Houston Demonstration

Large municipalities, such as a Houston, Texas where we have previously demonstrated the purification technology require enormous amounts of fresh water daily.  The technology we have can be seen at our website link below being employed with the use of mobile units at locations drawing from raw unprocessed water at the city of Houston’s source at Lake Houston, in Texas and another demonstration on the Jordan River near Salt Lake City, Utah. http://texasgulfatlantic.com/tga-hydro-services-division/

Market Potential for the Purification of fresh water

The need in the Houston market is for approximately one billion gallons of purified potable fresh water per day at our estimated cost to the consumer of .002 cents per gallon (estimated because such numbers are held closely within the industry).  However, based on our estimate of .002 cents per gallon on a billion gallons per day it amounts to a gross of $2 million dollars per day presently for the chemical- based industry.   Even in smaller municipalities with less of an industrial demand than Houston, like a Minneapolis, Minnesota with a need of 100 million gallons per day, the gross income at an estimated .002 cents per gallon for purification still amounts to a respectable $200 thousand dollars per day.

(12.)

Due to the required use of the more powerful Chlorine, often in what is described as a Chlorine burn to kill bacteria throughout the conveyance system, the water can have a swimming pool taste and smell to it.  We believe that our technology can improve the quality and eliminate that problem while being more cost effective as well.   However, new technology threatens to displace a chemical based industry that has been entrenched for close to a century, thus, we do not expect entry into the marketplace to be easy.  This entry into the water purification marketplace also involves not only an economic shift but a psychological shift as well, since chemical purification no matter its faults is an accepted and proven technology whether it leaves a residual chemical taste or not.  However, we intend to take the present status quo from a winner-take-all mindset, to a win-win mindset where all participants involved are able to benefit. We believe that there is room for our non-chemical cavitation technology to piggy-back on top of the established chemical-based technology and provide an even better quality of water in major municipalities in the U.S. and around the globe.  We can do it at a minimal cost to the consumer that is still profitable for our investors.  Nonetheless, we are aware that implementation of new technology involves politics, and displacement of a proven chemical technology becomes the shield that is utilized to deny non-chemical entry into this multi-billion-dollar marketplace by decision makers higher up the political totem pole.  We do intend to protect our development, however, while pursuing municipal contracts for water purification Texas Gulf Atlantic will also produce bottled water using our technology with an eye on fulfilling U.S. government contracts. We believe the government contracts will help sustain our effort to pursue major municipal projects.

(13.)

Description of Property

Texas Gulf Atlantic has no property presently but does intend to build its central regional research and water bottling headquarters in Texas based upon the successful sale of shares of its common stock.  This will provide added support to our western research associates and facilities and relieve the strain on our western associates to cover other areas of the United States east of the Rocky Mountains.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The President and CEO of Texas Gulf Atlantic Services Corporation, Thomas H. Johnson, has invested his own capital into the company each year since 2014 in its search for new technology.   It has been basically a one-man operation with some loose affiliate associations where commissions were paid out to independent contractors as an IRS 1099 transaction.  As a result, the company has continued to move forward without accumulating any measurable debt and the investment funds injected into the corporation by its owner has subsidized the CEO’s movement around the country in locating cutting edge technology as discovered in this process of water purification.  There has been no major material change in the company’s financial condition over the 4 years of its existence.  The company has not made any appreciable profit, nor has it accumulated any major debt.

Based upon the success of the company’s research into the need for industrial water purification, it is our opinion that the profitability associated with financial growth of this company could beneficially change.   Because of the demand for water purification our present financial statements could indicate an exponential positive growth within two to three years, assuming there are no unforeseen setbacks.

(14.)

Directors, Executive Officers and Significant Employees

Presently the company has only one executive officer and significant employee and that it its CEO, Thomas H. Johnson.  As the CEO moves to consolidate the associate salesmen and research associates that Texas Gulf Atlantic interacts with on a regular basis the number of significant employees and officers is expected to grow.  The company’s daily operations are to be overseen by its Chief Executive Officer, Thomas H. Johnson, and whatever staff is needed thereafter shall be augmented on an as-need-basis via the company’s main headquarters in the Dallas/Fort Worth metro as it grows:

The Company’s Address and Contact information:

Thomas H. Johnson, President/CEO

Texas Gulf Atlantic Services Corporation

7940 North Glen Drive, suite 4081

Irving, Texas 75063

Telephone: 214-242-8961

Email: thjohnsoniii@yahoo.com

(15.)

Previous Compensation of Directors and Executive Officers:

Presently there is only one director and that is its CEO, Thomas Johnson.  His compensation will be set initially at $96,000 annually, and any opportunity for additional incentives will be incorporated as they are identified in various expansion areas.

Security Ownership of Management and Certain Securityholders

Class A Texas Gulf Atlantic Common Stock	Thomas H. Johnson 7940 N. Glen Drive Suite 4081 Irving, TX 75063	5.1 million shares of voting common stock of corporation's authorized shares	Thomas H. Johnson is the beneficial owner of 51% of this class of common voting stock

Interest of Management and Others in Certain Transactions

There are no transactions either current or past that management or others associated with Texas Gulf Atlantic Services Corporation are involved as a participant.

(16.)

UNAUDITED FINANCIAL STATEMENTS

OF

TEXAS GULF ATLANTIC SERVICES CORPORATION

(17.)

(18.)

(19.)

(20.)

SECURITIES BEING OFFERED

Our authorized capital stock consists of ten million (10,000,000) shares of Common Stock, par value $0.0001 per share (the common Stock”).    Five million-one hundred thousand (5,100,000) shares of this company’s Common Stock-A are held by the President and CEO, Thomas H. Johnson.  The number of shares held by Thomas H. Johnson effectively amounts to 51% of the ownership of the corporation and thus the majority voting power of the company.

Number of Shares Being Offered

Four million shares (4,000,000) of Texas Gulf Atlantic Common Stock-A are being offered in this issue at a cost of $1.00 per share.  These funds are for the primary development of this company’s TGA Hydro Services Division for procuring and expanding the development of its water purification technology.

Voting Rights.

Except as otherwise provided in the charter or the bylaws or by applicable law, the holders of shares of this company’s Common Stock-A shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of the common Stock shall be entitled to one (1) vote for each share of Common Stock-A held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.  Because of this, the holders of a majority of the shares of Common Stock-A, entitled to vote in any election of directors, can elect all of the directors standing for election, if they should so choose.

Dividends.

Subject to preferences that may be applicable to any then-outstanding preferred stock (in the event we create preferred stock), holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

(22.)

Liquidation Rights.

In the event of our liquidation or dissolution, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock that may be created in the future.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may create in the future.

Transfer Agent and Registrar

To Be Decided

Share Eligible for Future Sale

Prior to this offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.  The company will restrict sales of these securities for one calendar year from the date it has been authorized by both the SEC and state of Texas to offer these securities.  After that calendar year the holder of this company’s common stock will be free to sell it in the open marketplace.

(23.)

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving and County of Dallas in the State of Texas, on September 21, 2018.

TEXAS GULF ATLANTIC SERVICES CORPORATION.

By:/s/ Thomas H.  Johnson

Name:Thomas H. Johnson

Title:President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Thomas H. Johnson	President/CEO, Principal Financial Officer	September 21, 2018
Thomas H. Johnson

/s/ Thomas H. Johnson	Chairman of the Board of Directors	September 21, 2018
Thomas H. Johnson